UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                    GSV, INC.
                                    ---------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   36230D 20 6
                                   -----------
                                 (CUSIP Number)

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 7 pages

----------------------------
CUSIP No. 36230D 20 6       |
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     |
     |                        Polystick U.S. Corporation
     |                               13-4078488
-------------------------------------------------------------------------------
2    | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     |(a)
     |(b)
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS (See Instructions)
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              New York
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     |
     |                       6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |
     |                          76.3% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON (See Instructions)
     |                                 CO
-------------------------------------------------------------------------------


                               Page 2 of 7 pages

----------------------------
CUSIP No. 36230D 20 6       |
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     |
     |                        RT Sagi Holding Ltd.
     |                        N/A
-------------------------------------------------------------------------------
2    | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     |(a)
     |(b)
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS (See Instructions)
     |                                OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israel
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     |
     |                       6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |
     |                          76.3% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON (See Instructions)
     |                                 CO
-------------------------------------------------------------------------------


                               Page 3 of 7 pages

----------------------------
CUSIP No. 36230D 20 6       |
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     |
     |                        Sagi Matza
     |
-------------------------------------------------------------------------------
2    | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     |(a)
     |(b)
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS (See Instructions)
     |                                OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israel
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  120,000 (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  120,000 (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     |
     |                       6,970,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |
     |                          76.7% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON (See Instructions)
     |                                 IN
-------------------------------------------------------------------------------


                               Page 4 of 7 pages

     This Amendment No. 4 to Schedule 13D relates to a Schedule 13D filed by Polystick U.S. Corporation, RT Sagi Holding Ltd. and Sagi Matza, on June 1, 2002 and amended on April 15, 2003, July 21, 2003 and May 20, 2004, relating to the shares of common stock, par value $0.001 per share and the Series B convertible preferred stock, par value $0.001 per share, of the Issuer. The Schedule 13D is hereby amended as set forth below. Except as specifically provided herein, this Amendment No. 4 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

Item 1. Security and Issuer.

        No change.

Item 2. Identity and Background.

        No change.

Item 3. Source and Amount of Funds and Other Consideration.

        No change.

Item 4. Purpose of Transaction.

        No change.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended in their entirety to read as follows:

     (a), (b). Pursuant to Rule 13d-3, each of Polystick and RT Sagi may be deemed to beneficially own an aggregate of 6,850,000 shares of Common Stock, which is approximately 76.3% of the Issuer's outstanding shares of Common Stock. This percentage is based on the Issuer's reported 7,472,703 outstanding shares of Common Stock as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2005. Pursuant to Rule 13d-3, Matza may be deemed to beneficially own an aggregate of 6,970,000 shares of Common Stock, which is approximately 76.7% of the Issuer's outstanding shares of Common Stock. This percentage is based on the Issuer's reported 7,472,703 outstanding shares of Common Stock as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2005. Matza, as the owner and sole officer of RT Sagi and the indirect owner and sole officer of Polystick, has the power to vote the stock owned by Polystick.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

     In connection with a termination, settlement and release agreement (the "Settlement Agreement"), entered into on January 3, 2006 and dated as of November 30, 2005 between the Issuer and 116 Newark Avenue Corporation ("116 Newark"), whereby the Issuer agreed, among other things, to


                               Page 5 of 7 pages
issue a promissory note in the principal amount of $356,249.04 (the "Note") and 200,000 shares of Series C preferred stock to 116 Newark, and to provide additional inducement for 116 Newark to enter into the Settlement Agreement, Polystick entered into the following agreements with 116 Newark:

     (i) A Guaranty dated as of November 30, 2005, whereby Polystick guaranteed that all of the Issuer's obligations under the Note will be paid in full when due. Pursuant to the terms of the Guaranty, the sole recourse of 116 Newark against Polystick is limited to the exercise of 116 Newark's rights under a Pledge Agreement made by Polystick in favor of 116 Newark.

     (ii) A Pledge Agreement dated as of November 30, 2005, whereby as collateral security for its obligations under the Guaranty, Polystick pledged to 116 Newark and granted a security interest in 356,249 shares of Series B Preferred Stock owned by Polystick.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following:

     I. Termination, Settlement and Release Agreement dated as of November 30, 2005 by and between GSV, Inc. and 116 Newark Avenue Corporation (Incorporated by reference to Exhibit 10.1 to a report on Form 8-K filed by GSV, Inc. on January 5, 2006).

     J. Guaranty dated as of November 30, 2005, by Polystick U.S. Corporation in favor of 116 Newark Avenue Corporation (Incorporated by reference to Exhibit 10.3 to a report on Form 8-K filed by GSV, Inc. on January 5, 2006).

     K. Pledge Agreement dated as of November 30, 2005, by and between Polystick U.S. Corporation and 116 Newark Avenue Corporation (Incorporated by reference to Exhibit 10.4 to a report on Form 8-K filed by GSV, Inc. on January 5, 2006).


                               Page 6 of 7 pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 5, 2006               POLYSTICK U.S. CORPORATION


                                        By: /s/ Sagi Matza
                                            --------------
                                            Name: Sagi Matza
                                            Title:  President

                                        RT SAGI HOLDING LTD.


                                        By: /s/ Sagi Matza
                                            --------------
                                            Name: Sagi Matza
                                            Title: President


                                            /s/ Sagi Matza
                                            --------------
                                            Sagi Matza, on his own behalf


                               Page 7 of 7 pages